WOODSIDE
AUSTRALIAN ENERGY

16 January 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to the Report for the Quarter Ended 31 December 2002, lodged with the Australian Stock Exchange on 16 January 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

dw 2/4

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

REPORT FOR THE QUARTER ENDED 31 DECEMBER 2002

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 31 December 2002 was as follows:

		Qtr. 4 2002	Qtr. 4 2001	12 months 2002	12 months 2001
DOMESTIC GAS	Deliveries (av. tj/day)	299	277	267	268
LIQUEFIED NATURAL GAS (LNG)	Production (Tonnes)	325,435	338,257	1,272,685	1,291,703
	Sales (Tonnes) Delivered	315,638	314,361	1,248,444	1,249,969
	Cargoes Delivered	33	33	131	131
CONDENSATE	Production (Barrels)	2,603,384	2,146,811	9,950,809	8,741,254
	Sales (Barrels)	2,586,922	2,632,381	9,740,893	8,970,219
COSSACK OIL	Production (Barrels)	1,665,579	1,918,873	7,291,095	7,147,796
	Sales (Barrels)	1,289,524	1,947,268	7,124,958	7,164,489
LAMINARIA OIL	Production (Barrels)	3,043,724	4,480,513	15,164,362	20,613,879
	Sales (Barrels)	2,779,592	5,361,975	14,408,915	20,953,851
LEGENDRE OIL	Production (Barrels)	1,186,630	1,413,663	5,209,508	2,975,846
	Sales (Barrels)	1,152,923	1,664,210	5,132,164	2,844,026
LIQUEFIED PETROLEUM GAS (LPG)	Production (Tonnes)	30,770	35,533	135,188	133,937
	Sales (Tonnes)	44,728	44,043	127,372	131,726
TOTAL (1) & (2)	Production (boe)	15,721,302	17,001,111	64,210,197	66,322,147
	Sales (boe)	15,096,025	18,445,495	62,702,038	66,390,513

Notes: (1) Conversion Factors: Refer Page 4

(2) In the last quarterly report the 2001 9 months year to date comparatives for Total Production (boe) and Sales (boe) were incorrectly reported as 50,832,873 boe and 49,829,598 boe respectively. These should have been 49,321,036 boe and 47,945,018 boe, which is consistent with the 2001 Annual Report.

REVIEW OF PRODUCTION FOR THE QUARTER

North West Shelf

- Domestic Gas: production was above plan due to strong demand from customers. Domgas production in November was a record of 617 tj/d (Woodside share 309 tj/d).
- LNG: production was above plan due to sale of spot cargoes. Three cargoes were delivered to South Korea. Average production for the quarter was 21,224 tonnes/day (Woodside share 3,537 tonnes/day).
- Condensate: production was above plan at 114,244 bbl/day (Woodside share 28,298 bbl/day) due to high gas production for the quarter and continuing better than forecast reservoir performance.
- Cossack Oil production was impacted by a planned 10 day maintenance shutdown. Production was above plan at 108,625 bbl/day (Woodside share 18,104 bbl/day) due to continued good reservoir performance and high facility uptime. At the end of the quarter Cossack production was 125,915 bbl/day (Woodside share 20,986 bbl/day).

- LPG: production was slightly below plan at 2,007 tonnes/day (Woodside share 334 tonnes/day) due to optimisation of other products.
- Total barrels of oil equivalent: a new North West Shelf Venture (NWSV) monthly average production record of 557,000 boe/day (Woodside share 135,062 boe/day) was set in November. The previous record was 550,000 boe/day in August 2002.

Laminaria and Corallina

- Oil production from Northern Endeavour was maintained at an average of 69,111 bbl/day (Woodside share 33,084 bbl/day) in line with the current production plan which takes into account the Laminaria Phase II results.
- The production rate at the end of the quarter was 62,178 bbl/day.

Legendre

- Production was below plan at an average of 28,076 bbl/day (Woodside share 12,898 bbl/day). This was largely due to an unplanned compressor shutdown.
- The production rate at the end of the quarter was 29,000 bbl/day.

EXPLORATION DRILLING PROGRAM

Exploration or appraisal wells drilled during the quarter were as follows:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Remarks
Chinguetti 4-4	Mauritania	Area B	35%	Oil: 113.5 metres gross column
Bligh-1	Australia	WA-191-P	8.2%	Dry hole
Chinguetti 6-1 (Thon)	Mauritania	Area C	37.58%	Dry hole
Mutineer-3	Australia	WA-191-P	8.2%	Oil: 7.9 metre net column. Production test flowed 6600 barrels of oil per day
Argos-1	Australia	WA-254-P	24.4%	Dry hole
Kansas-1	Gulf of Mexico	AT-489	16.7%	Dry hole. Further drilling will be required to fully evaluate this prospect
Exeter-3	Australia	WA-191-P	8.2%	Oil: Failed to encounter hydrocarbons at primary objective, but encountered oil in a secondary objective
Laverda-2	Australia	WA-271-P	100%	Gas: 33.5 metre gross column

EXPLORATION INVESTMENTS/DIVESTMENTS

Equity acquired/disposed during the quarter (some Permits may be subject to government and regulatory approval):

Location	Permit No. or Description	Woodside's Interest (%) Increase (Decrease)	Current Interest %	Remarks
Mauritania	PSC Area C6	(21.92)	37.58%	Farmout

Location	Permit No. or Description	Woodside's Interest (%) Increase (Decrease)	Current Interest %	Remarks
PNG	PPL188	(40.45)	0%	Relinquished, retention lease for Uramu gas discovery being awarded
PNG	PPL199	(35.00)	0%	Relinquished
USA	KC467	15.00	15.00%	Farmin
USA	KC511	15.00	15.00%	Farmin
USA	KC512	15.00	15.00%	Farmin
USA	KC555	15.00	15.00%	Farmin
USA	KC598	15.00	15.00%	Farmin
USA	KC599	15.00	15.00%	Farmin
USA	AC445	45.00	45.00%	Farmin
USA	AC489	45.00	45.00%	Farmin
USA	AC490	45.00	45.00%	Farmin
USA	AC533	45.00	45.00%	Farmin
USA	AC534	45.00	45.00%	Farmin
Senegal	Casamance Blocks 1, 2, 3	(46.25)	0%	Relinquished

FINANCE

Woodside's revenue and expenditure for the quarter were as follows:

	Qtr. 4 2002	Qtr. 4 2001	12 months 2002	12 months 2001
Sales Revenue ($M)				
Gas Domgas & LNG	181.0	179.7	665.7	702.9
Liquids				
Condensate	111.6	83.1	397.7	348.5
Cossack Oil	57.5	64.5	296.4	295.4
Laminaria Oil	115.8	166.0	565.3	816.6
Legendre Oil	50.3	62.6	208.5	118.9
Liquefied Petroleum Gas	26.5	18.2	58.6	59.9
LNG Ship Charter Revenue	11.9	13.0	48.3	50.4
Total	554.6	587.1	2,240.5	2,392.6
Exploration and Capitalised Expenditure ($M)				
Exploration[1]				
Expensed	13.5	9.0	48.4	31.4
Capitalised	77.8	30.0	183.8	277.9
Property, Plant & Equipment, Evaluation & Development Capex	105.4	145.3	482.1	490.7
Total	196.7	184.3	714.3	800.0

1 Allocation of exploration expenditure is based upon the present exploration and evaluation accounting policy and will be subject to amendment following full implementation of the recently announced move to Successful Efforts.

Conversion Factors 01/01/2001 - 31/12/2002

Domestic Gas	1tj	=	163.4 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.865 boe
Condensate	1 bbl	=	.8979 boe
Cossack Oil	1 bbl	=	.9749 boe
Laminaria Oil	1 bbl	=	.9749 boe
Legendre Oil	1 bbl	=	.9749 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1501 boe

KAREN LANGE
COMPANY SECRETARY

INVESTMENT INQUIRIES
Woodside Petroleum Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: 0439 691 592